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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~A~~
PART III

SEC FILE NUMBER
8-49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Executive Center Drive, Suite 117
(No. and Street)

Little Rock	AR	72211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams 501-219-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W Lincolnway Lane, Ste 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

NOV 29 2019

RECEIVED

SEC Mail Processing

NOV 29 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA

gw

OATH OR AFFIRMATION

I, Mary Ellen Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP/CFO/CCO/FINOP

Title

Notary Public

SAMANTHA ASHTON MILNER
MY COMMISSION # 12703300
EXPIRES: February 7, 2028
Saline County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lieblong & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lieblong & Associates, Inc., (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lieblong & Associates, Inc.'s auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 18, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash and cash equivalents	$	130,823
Commissions receivable		81,294
Advisory fees receivable - related party		289,643
Prepaid expenses		5,544
Deferred tax asset, net		52,300
Property and equipment, net		176,289
Total assets	$	735,893

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - trade	$	5,222
Commissions and wages payable		48,329
Income taxes payable, net		928
Total liabilities		54,479
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		672,101
Retained earnings		9,213
Total stockholder's equity		681,414
Total liabilities and stockholder's equity	$	735,893

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2019

Revenues:	
Commissions	$ 1,357,791
Advisory	1,331,153
Asset-based	55,354
Interest	10,369
Other	13,098
Total revenues	2,767,765
Operating expenses:	
Employee compensation and benefits	2,313,838
Travel, meals and entertainment	151,604
Consulting fees	2,750
Clearing broker fees and computer rental	40,895
Office rent	66,715
Depreciation and amortization	86,736
Telephone	31,078
Regulatory fees	17,047
Office expense	27,287
Subscriptions	30,854
Insurance	6,112
Professional fees	34,899
Postage and shipping	4,862
Taxes, licenses and permits	6,269
Total operating expenses	2,820,946
Loss before taxes	(53,181)
Income tax benefit, net	(13,395)
Net loss	$ (39,786)

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2019

	Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balance - October 1, 2018	$ 100	$ 672,101	$ 48,999	$ 721,200
Net loss	-	-	(39,786)	(39,786)
Balance - September 30, 2019	$ 100	$ 672,101	$ 9,213	$ 681,414

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2019

Cash flows from operating activities:		
Net loss	$	(39,786)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		86,736
Deferred tax asset		(18,374)
Changes in assets and liabilities:		
Commissions receivable		271,931
Advisory fees receivable - related party		(289,643)
Prepaid income taxes		4,051
Prepaid expenses		(5,544)
Accounts payable – trade		(1,213)
Commissions and wages payable		(8,672)
Income taxes payable, net		928
Net cash provided by operating activities		414
Net change in cash and cash equivalents		414
Cash and cash equivalents – September 30, 2018		130,409
Cash and cash equivalents – September 30, 2019	$	130,823

The accompanying footnotes are an integral part of these financial statements.

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition

Effective October 1, 2018, the Company implemented the requirements in the Financial Accounting Standard Board's Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of October 1, 2018.

The Company recognizes revenue when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Note 1: Summary of significant accounting policies (continued)

Commission revenue (continued)

The following table presents the Company's total commission revenue disaggregated by investment product category:

Mutual funds	$	1,133,786
Equities		214,375
Other		9,630
	$	1,357,791

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

Sales-based:		
Mutual funds	$	384,276
Equities		214,375
Other		9,630
		608,281
Trailing:		
Mutual funds		749,510
	$	1,357,791

Advisory revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

Note 1: Summary of significant accounting policies (continued)

Advisory revenue (continued)

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees. Advisors assist the Company in performing its obligations.

Asset-based revenue

Asset-based revenue is comprised of fees from the Company's money market cash sweep vehicle.

Money market cash sweep fees are generated based on balances in advisors' clients' money market cash sweep accounts. Uninvested cash balances in the advisors' clients' accounts are swept into third-party money market funds for which the Company receives fees for administration and recordkeeping, which

are based on account type and the invested balances. These fees are paid and recognized over time. The Company is principal in these arrangements and recognizes revenue from money market cash sweep fees on a gross basis as it is primarily responsible for the administration and recordkeeping. Asset-based revenue was solely from money market cash sweep fees totaling $55,354.

Interest income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Other Revenue

Other revenue primarily includes rebates from clearing broker, which are not in scope for Topic 606 as they are not generated from contracts with customers

Concentrations of credit risk – cash

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation. At September 30, 2019, the Company had cash balances that were $346,281 in excess of federally insured limits. The Company does not believe that it is subject to any unused credit risk beyond the normal credit risk associated with Commercial banking relationships.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 1: Summary of significant accounting policies (continued)

Use of estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation and amortization and consists of the following:

	Estimated useful life		
Vehicles	5 years	$	260,423
Furniture and equipment	5 – 7 years		159,822
Leasehold improvements	5 years		219,509
			639,754
Accumulated depreciation and amortization			(463,465)
Net property and equipment		$	176,289

Depreciation and amortization expense is determined by the straight-line method and totaled $86,736.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of deferred tax assets will not be realized.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Commitments and contingencies

At September 30, 2019, the Company had no commitments, contingencies or guarantees that might result in a loss or a future obligation. In addition, the Company had no claims of which the Company is aware, as of the audit opinion date, that might be asserted against the Company.

Note 1: Summary of significant accounting policies (continued)

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 2: Net capital requirements

As a member of the FINRA, the Company is subject to the SEC uniform net capital rule 15c3-1. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2019, the Company's regulatory net capital was $155,102 and aggregate indebtedness was 35.12% of net capital.

Note 3: Exception for Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4: Related party transactions

Commissions receivable totaling $81,294 and commissions revenue totaling $84,352 are derived from Key Colony Fund, L.P., a related entity through common ownership.

Advisory fee receivable totaling $289,643 and advisory fees revenue totaling $982,809 are owed from Key Colony Fund, L.P., a related entity through common ownership.

Note 5: Income taxes

Current income tax expense:		
Federal	$	4,979
Deferred income tax benefit:		
Federal	$	(15,629)
State		(2,745)
Total deferred income tax benefit		(18,374)
Net income tax benefit	$	(13,395)

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates and nondeductible expenses.

Deferred tax asset consists of the following:

Reserves and accruals	$	255
State charitable contributions carryover		14
State net operating loss carryover		76
Depreciation		51,955
	$	52,300

Note 5: Income taxes (continued)

The Company has incurred state net operating losses through September 30, 2019 which are available as carryovers to offset future state taxable income. The total state net operating loss carryforwards available at September 30, 2019 were approximately $1,500, which begin expiring in 2023.

Note 6: Operating leases

The Company has entered into lease agreements for office space and equipment. Rent expense for office space was $64,570 and is included in office rent and $10,638 for office equipment and is included in office rent and computer rental. The office lease expires in May 2020 and the equipment lease expires in July 2021.

In addition the Company leased an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2019 and calls for monthly minimum payments of $15,625 which covered the first 25 hours of use. Thereafter the rent was $7,500 per hour. Aircraft rent expense was $140,625 and is included in travel, meals and entertainment.

Future minimum lease payments under all operating leases are as follows:

Year ended September 30:	
2020	$ 96,461
2021	4,455
	$ 100,916

Note 7: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. The Company contributed $10,353 to the SIMPLE Plan and is included in employee compensation and benefits.

Note 8: Focus reconciliation

Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of September 30, 2019):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 164,672
Adjustment to record SIMPLE Plan contribution	(3,098)
Adjustment to record income tax expense	(4,979)
Other adjustments	(1,493)
Net capital per the amended FOCUS report filed	$ 155,102

[redacted]

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2019

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